

April 25, 2011

Via E-mail
Yu Chuan Yih
President and Chief Executive Officer
LJ International Inc.
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong

> **Re:  LJ International Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **File No. 0-29620**

Dear Mr. Yih:

We have reviewed your response letter dated April 14, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 15. Controls and Procedures, page 62
(b) Management's annual report on internal control over financial reporting, page 62

1.  We reviewed your response to comment one in our letter dated March 24, 2011, and the proposed revisions to your disclosure, which were included in Form 20-F filed April 11, 2011. Item 15 of Form 20-F requires you to provide management's assessment of the effectiveness of internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. The discussion must include disclosure of any material weakness in internal control over financial reporting identified by management. The proposed

revisions to your disclosure do not comply with Item 308 of Regulation S-K since you did not provide a statement as to whether or not internal control over financial reporting is effective based on management's assessment. Although we believe your responses to our comments have not adequately demonstrated that your Chief Financial Officer and Senior Vice President have sufficient expertise to prepare financial statements in accordance with U.S. GAAP, you are still required to provide the disclosures required by Item 15 of Form 20-F. Also, it is inappropriate to provide disclosure regarding the beliefs and conclusions of the Securities and Exchange Commission based on the information you provided in response to our comments. As such, please revise your disclosure in an amendment to Form 20-F for the year ended December 31, 2010 to include a statement as to whether or not internal control over financial reporting is effective based on management's assessment, disclose material weaknesses in internal control over financial reporting identified by management and remove the disclosures regarding the Securities and Exchange Commission.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief